DTECKT, INC.

AUDITED FINANCIAL STATEMENTS FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

DATE ISSUED: March 21, 2022

DTECKT, INC.

Audited Financial Statements

FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

CONTENTS OF REPORT

Lama Najib
Certified Public Accountant in the United States of America
License 0033681
State of Colorado

PROCYON FINANCIAL LLC

24A Trolley Square #2289

Wilmington, DE 19806

INDEPENDENT AUDITOR'S REPORT

To the Stockholders of DTECKT, INC.,

3599 S Wellington St Salt Lake City,

UT 84106

I have audited the accompanying financial statements of DTECKT, INC., which comprise the Balance Sheet as of December 31, 2021, and December 31, 2020, and the related Statements of Income, Changes in Stockholders' Equity and Cash Flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation of financial statements that are free from material misstatement whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on the audit. The audit was conducted in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement in the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

Opinion

In my opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of DTECKT, INC. as of December 31, 2021, and December 31, 2020, and the results of its operations and cashflows for the years then ended in conformity with U.S. generally accepted accounting principles.

LN CPA Colorado
0033681

03/21/2022

DTECKT, INC.

BALANCE SHEET

AS OF DECEMBER 31, 2021, AND DECEMBER 31, 2020

		As of December 31, 2021	As of December 31, 2020
Assets			
Current assets:			
Cash and cash equivalents	$	54,720	8,089
Total current assets		54,720	8,089
Intangible assets:			
Software		27,276	3,875
(Less accumulated amortization)		-	-
Total Fixed & Intangible Assets		27,276	3,875
Non-current assets:			
Total non-current assets		-	-
Total Assets	$	**81,996**	**11,964**
Liabilities & Stockholders' Equity			
Current liabilities:			
Credit cards		3,934	-
Total current liabilities		3,934	-
Non-current Liabilities:			
Total non-current liabilities		-	-
Total liabilities	$	**3,934**	**-**
Stockholders' equity (deficit):			
Common stock, no par, 10,000,000 shares authorized, 3,445,000 and 3,240,000 shares issued and outstanding as of December 31, 2021, and December 31, 2020, respectively		-	-
Paid-in Capital		44,875	19,000
Retained Earnings (accumulated deficit)		(7,036)	-
Net income (loss)		40,223	(7,036)
Total stockholders' equity (deficit):		**78,062**	**11,964**
Total Liabilities and stockholders' equity (deficit)	$	**81,996**	**11,964**

The accompanying notes are an integral part of these financial statements.

DTECKT, INC.

STATEMENT OF INCOME

FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

		2021	2020
Revenue:			
Sales	$	134,836	-
Total revenues		**134,836**	**-**
Expenses:			
Contractor Compensation		71,363	-
IT software & consumables		11,053	3,388
Legal & Professional Services		7,958	-
Advertising & Marketing		3,969	1,100
Meals & Entertainment		48	-
Office supplies		-	2,571
Bank Charges & Fees		275	-
Total Expenses		94,666	7,059
Income from operations (loss)		**40,170**	**(7,059)**
Other Income (Expenses):			
Other Income		53	23
Total Other Income (expenses)		**53**	**23**
Net income (loss) for the year	$	**40,223**	**(7,036)**

The accompanying notes are an integral part of these financial statements

DTECKT, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

	Common stock (shares)	Common stock (par)	Paid-in Capital	Retained earnings (accumulated deficit)	**Total**
Beginning Balance, December 31, 2019	3,000,000	-	-	-	-
Issuance of Common stock	240,000	-	-	-	-
Paid-in Capital	-	-	19,000	-	**19,000**
Net income (loss)	-	-	-	(7,036)	**(7,036)**
Ending Balance, December 31, 2020	**3,240,000**	**-**	**19,000**	**(7,036)**	**11,964**
Issuance of Common stock	275,000	-	-	-	-
Paid-in Capital	-	-	25,875	-	**25,875**
Shares reacquired	(70,000)	-	-	-	-
Net income (loss)	-	-	-	40,223	**40,223**
Ending Balance, December 31, 2021	**3,445,000**	**-**	**44,875**	**33,187**	**78,062**

The accompanying notes are an integral part of these financial statements

DTECKT, INC.

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

		As of December 31, 2021	As of December 31, 2020
Cash flow From Operating Activities:			
Net income (loss)	$	40,223	(7,036)
Adjustments to reconcile net income to net cash provided (used) by operating activities:			
Amortization		-	-
Changes in:			
Credit Cards		3,934	-
Net cash provided (used) by operating activities		**44,157**	**(7,036)**
Cash flow From Investing Activities:			
Software development costs		(23,401)	(3,875)
Net cash provided (used) by investing activities		**(23,401)**	**(3,875)**
Cash flow from Financing Activities			
Paid-in Capital		25,875	19,000
Net cash provided (used) by financing activities		**25,875**	**19,000**
Increase (decrease) in Cash		46,631	8,089
Cash, beginning of year		8,089	-
Cash, end of year	$	**54,720**	**8,089**

The accompanying notes are an integral part of these financial statements

DTECKT, INC.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

About the Company & its Nature of operations

DTECKT, INC. ('the Company'), is a corporation formed pursuant to chapter 10a of the Utah Revised Business Corporation Act on November 13, 2019 (the Company was initially organized as a limited liability Company in the State of Utah on October 25, 2019, as Dteckt, LLC). The Company operates in the technology sector and specifically the Cyber security sector, offering a digital risk management, identity protection, secure connectivity, and an endpoint-protection platform.

Summary of significant accounting policies:

Fiscal year

The Company operates on a December 31st year-end.

Basis of accounting

The Company's financial statements are presented in accordance with accounting principles generally accepted in the U.S.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn, national and local government enactments of regulations which could be detrimental to the company's operations or otherwise, local competition or changes in consumer taste.

These adverse conditions could affect the Company's financial condition and the results of its operations.

DTECKT, INC.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity date of three months or less when purchased to be cash equivalents. The Company held no cash equivalents as of December 31, 2021, and December 31, 2020.

Intangible assets

Intangible assets are stated at their historical cost and an adjustment is made for any impairment. Intangible items acquired must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably.

Software costs that were capitalized consist of fees paid to third parties for services provided to develop the software during the application development stage. The costs cover the development of a responsive front-end web-application and consist of application architecture setup, branding and front-end setup, API integration, payment gateways and authentication, UAT testing and deployment. The Company is in the process of evaluating the life of software once it is available for general release and at that time the Company will record amortization.

The Company evaluates the recoverability of intangible assets whenever events or changes in circumstances indicate that an intangible asset's carrying amount may not be recoverable. Such circumstances include but are not limited to the following: 1) a significant decrease in the market value of the asset, 2) a significant adverse change in the extent or manner in which an asset is used 3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of the asset. The Company measures the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value. The fair value is measured based on quoted market prices, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including the discounted value of the estimated future cash flows.

The evaluation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgement and actual results may differ from assumed and estimated amounts

COVID-19 Pandemic

The COVID-19 pandemic has negatively impacted the global economy, created significant financial market volatility, and disrupted global supply chains. Moreover, several international, national, state and local governments have placed restrictions on people from gathering in groups or interacting within a certain physical distance.

The Company cannot precisely predict the impact that the COVID-19 pandemic will have in the future due to numerous uncertainties, including the severity, duration and resurgences of the disease and new variants, actions that may be taken by governmental authorities, the impact to the business of potential variations or disruptions in the supply chain.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2)

identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Income taxes

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

The Company is subject to state tax filing requirements in the State of Utah.

Equity

Under the articles of incorporation, the Company is authorized to issue Common Stock. The total number of shares of Common Stock authorized to be issued is ten million (10,000,000) shares at no par.

Common Stock

As of December 31, 2021, and December 31, 2020, the total number of shares of Common Stock issued and outstanding was 3,445,000 (385,001 shares unvested) and 3,240,000 (240,000 shares unvested), respectively.

Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its stockholders.

Subsequent events

The Company evaluated subsequent events through February 1, 2022, the date on which the financial statements were available to be issued. There are no additional events that have occurred such that adjustments to the amounts or disclosures presented in the notes to the financial statements are warranted.